Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

Date: May 19, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how FMC Technologies SIS Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

The following announcement was issued by Technip S.A. on May 19, 2016.

TECHNIP Employee Letter

Dear colleagues,

Today we reach an important milestone for Technip and for all of us, as we announce that Technip and FMC Technologies intend to combine to create a global leader named TechnipFMC, driving change by redefining the production and transformation of oil and gas. I am aware that this information will have a major impact, and I would like to share with you my deep conviction that this move will enable us to shape our future by taking our leadership, our offering and our talents further.

This decision was made after thoughtful consideration and planning, and Technip’s and FMC Technologies’ Executive team members are enthusiastic about the benefits it will bring. FMC Technologies is a global market leader in Subsea systems and a leading provider of technologies and services to the oil and gas industry. Based in Houston, the company has approximately 16,500 employees and operates 29 major production facilities and services bases in 18 countries. TechnipFMC will have more than 49,000 employees in more than 45 countries.

The combination of Technip and FMC Technologies is a great fit – we share the same values and have similar cultures and complementary skills, technologies and capabilities. Both of our companies are committed to technology innovation, customer service, talent development and working safely around the world. As you know, we have been engaged with FMC Technologies in a joint venture project, Forsys Subsea, since last year. We believe the proven success of this partnership and demand from clients are proof that there are additional opportunities that will be made possible by a combination of our two companies.

Together, Technip and FMC Technologies will create a leader in Subsea, Surface and Onshore/Offshore, driven by technology and innovation. Together, we will offer a new generation of comprehensive and flexible solutions across each market from concept to project delivery and beyond. Our broader portfolio will increase innovation, improve execution, and reduce the cost of producing and transforming hydrocarbons and therefore enhance customer success. In addition, TechnipFMC brings together two highly complementary market leaders and their talented employees, building on the proven success of our existing alliance to enable a rapid integration.

While there are still many decisions to be taken, there are some other important post-closing details we can already share with you. I will become Executive Chairman of TechnipFMC’s Board of Directors; Doug Pferdehirt, currently FMC Technologies President and COO, will serve as CEO of TechnipFMC. And following the closing of the transaction, the Board of Directors of the new company will consist of seven Board members designated by Technip and seven Board members designated by FMC Technologies.

TechnipFMC will have its operational headquarters in Paris, France, (where the Executive Chairman will have his principal office), in Houston, Texas, USA (where the CEO will have his principal office), and in London, United Kingdom (where the Forsys Subsea JV is headquartered and the new corporation will be domiciled).

We believe that the combined company will benefit from the expertise of both groups’ employees and leaders. Together with FMC Technologies, we will establish a team to develop a detailed and thoughtful integration plan to make the post-closing transition as seamless, efficient and productive as possible. Because Technip and FMC Technologies already know each other well, we are confident that it will be a smooth integration upon closing of the transaction.

We expect to complete the combination in the first quarter of 2017, subject to the approval of Technip and FMC Technologies shareholders, regulatory approvals and consents, as well as other customary closing conditions.

You will find attached a list of FAQs prepared to provide answers to some of the questions you may have about this announcement. Of course, we will make every effort to keep you informed throughout the process, keeping in mind that there are certain legal and regulatory requirements that we must respect.

I am extremely enthusiastic about this new chapter in our company’s journey, and hope you share my excitement. On behalf of our Board of Directors and management team, thank you for your continued hard work and dedication to Technip.

Sincerely,

Thierry Pilenko

Technip Chairman & CEO

Attached: FAQ for employees, and copy of the press release issued today

NOTE: Right now, please keep in mind a critical point as regards the legal situation: until the transaction officially closes, Technip and FMC Technologies will continue to operate separately. This means you must continue to interact with your counterparts within FMC Technologies as you normally would. Technip employees should not discuss anything with FMC Technologies employees related to the transaction. Any conversations outside the normal course of business must be cleared by our legal department.

It is likely that this announcement will generate interest from media and other outside parties, and it is important that the Company speaks with one voice. If you receive any inquiries, please refer them to Christophe Bélorgeot at cbelorgeot@technip.com.